Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Pérez	Eduardo Rendón	Lucy Rodriguez
+52(81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX REACHES BINDING AGREEMENT TO DIVEST

AGGREGATES AND READY-MIX ASSETS IN GERMANY

MONTERREY, MEXICO. MARCH 19, 2019. – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has reached a binding agreement to sell its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for approximately €87 million.

CEMEX currently expects to sign a final agreement for the sale of assets during April 2019 and close this divestment during the second quarter of 2019.

The assets in Germany being divested consist of 4 aggregates quarries and 4 ready-mix facilities in North Germany, and 9 aggregates quarries and 14 ready-mix facilities in North-West Germany.

The proceeds expected to be obtained from this divestment will be used mainly for debt reduction and for general corporate purposes.

The closing of this transaction is subject to the satisfaction of standard conditions for this type of transactions, which includes authorization by regulators.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

For more information on GP Günter Papenburg AG, please visit: www.gp.ag/gp-ag/start/

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the transaction herein described to be materially different from those expressed or implied in this release, including not reaching a final agreement or not satisfying all closing conditions required to close this divestment. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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